This filing is made pursuant
to Rule 424(b)(5) under the
Securities Act of 1933 in
connection with Registration
No. 333-57904
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 19, 2001)

$250,000,000

5.25% Notes Due March 15, 2013

The notes bear interest at the rate of 5.25% per year. Interest on the notes is payable on March 15 and September 15 of each year, commencing on September 15, 2003. The notes mature on March 15, 2013. We will issue the notes only in denominations of $1,000 and integral multiples of $1,000.

We may, at our option, redeem the notes in whole at any time or in part from time to time at the “make whole” redemption price determined as described in this prospectus supplement. See “Description of the Notes” beginning on page S-17.

Investing in the notes involves a high degree of risk. See “Risk Factors” beginning on page S-13.

	Per Note	Total

Initial public offering price(1)	99.247%	$248,117,500
Underwriting discount	0.650%	$1,625,000
Proceeds, before expenses, to Fidelity	98.597%	$246,492,500

(1)	Plus accrued interest, if any, from March 11, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about March 11, 2003.

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

BEAR, STEARNS & CO. INC.

The date of this prospectus supplement is March 6, 2003.

WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING INFORMATION
SUMMARY
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF THE NOTES
UNDERWRITING
LEGAL OPINIONS
EXPERTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING INFORMATION
FIDELITY NATIONAL FINANCIAL, INC.
USE OF PROCEEDS
RATIOS OF EARNINGS TO FIXED CHARGES
CERTAIN FINANCIAL INFORMATION
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF PREFERRED STOCK
DESCRIPTION OF DEPOSITARY SHARES
DESCRIPTION OF COMMON STOCK
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS

PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to the notes we are offering.

      If the description of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

      You should rely only on the information we provide or incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different or additional information. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or any sales of the notes.

      On July 25, 2001, we declared a 10% stock dividend to stockholders of record on August 9, 2001, payable on August 23, 2001. On April 24, 2002, we declared a 10% stock dividend to stockholders of record on May 9, 2002, payable on May 23, 2002. All share and share related information, including without limitation earnings per share, dividends per share and price per share where applicable, contained in this prospectus supplement and the accompanying prospectus have been adjusted to reflect the stock dividends.

WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange at 20 Broad Street, New York, NY 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

      We “incorporate by reference” into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and information that we file subsequently with the SEC will automatically update this prospectus supplement. We incorporate by reference the documents listed below (SEC File No. 1-9396) and any filings we make or have made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or Exchange Act, after the initial filing of the registration statement that contained the accompanying prospectus and prior to the time that we sell all the securities offered by this prospectus supplement:

•	Annual Report on Form 10-K for the year ended December 31, 2001;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002; and

•	Current Reports on Form 8-K dated August 13, 2002, January 29, 2003 and March 5, 2003.

      You may request a copy of these filings, other than exhibits, at no cost by writing to or telephoning us at the following address:

Fidelity National Financial, Inc.

4050 Calle Real, Suite 200
Santa Barbara, California 93110
Attention: Daniel K. Murphy
Senior Vice President, Investor Relations
dkmurphy@fnf.com
Phone Number: (805) 696-7218

FORWARD-LOOKING INFORMATION

       You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in the notes. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our management’s beliefs as well as assumptions made by, and information currently available to, our management. Because such statements are based on expectations as to future economic performance and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

      Important factors that may affect these projections or expectations include, but are not limited to:

•	general political, economic and business conditions, including the possibility of intensified international hostilities, acts of terrorism, interest rate fluctuations and general volatility in the capital markets;

•	changes in the performance of the real estate markets;

•	the impact of competitive products and pricing;

•	success of operating initiatives;

•	adverse publicity;

•	the ability to identify businesses to be acquired;

•	availability of qualified personnel;

•	employee benefits costs; and

•	changes in, or the failure to comply with, government regulations and other risks detailed in our filings with the SEC.

      All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that expectations derived from them will be realized. When used in our documents and oral presentations, the words “anticipate,” “believe,” “estimate,” “objective,” “projection,” “forecast,” “goal,” or similar words are intended to identify forward-looking statements. These and other factors are discussed in our Annual Report on Form 10-K for the year ended December 31, 2001, as well as the section entitled “Risk Factors” that appears in this prospectus supplement.

SUMMARY

       The following information should be read together with the information contained in the accompanying prospectus. You should carefully read this prospectus supplement and the accompanying prospectus, as well as the documents they incorporate by reference, to understand fully the terms of the notes and other considerations that are important to you in making a decision about whether to invest in the notes. In this prospectus supplement and the accompanying prospectus, “the Company,” “Fidelity,” “we,” “our,” and “us” refer to Fidelity National Financial, Inc., a Delaware corporation, including, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

Fidelity National Financial, Inc.

      We are the largest title insurance and diversified real estate related services company in the United States. Our title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title — together issued approximately 29% of all title insurance policies issued nationally during 2001. We provide title insurance in 49 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands, and in Canada and Mexico. Since acquiring Chicago Title Corporation in March 2000, we have been able to leverage our national network of 1,100 direct offices and 8,800 agents to secure the leading market share (based on net premiums written) in three out of the four states that account for approximately 50% of the real estate activity in the country.

      In addition, we provide a broad array of escrow and other title related services, as well as real estate related products and services, including:

•	collection and trust activities

•	trustee’s sales guarantees

•	recordings

•	reconveyances

•	property appraisal services

•	credit reporting

•	exchange intermediary services in connection with real estate transactions

•	real estate tax services

•	home warranty insurance

•	foreclosing posting and publishing services

•	loan portfolio services

•	flood certification

•	field services

•	property data and disclosure services

•	multiple listing services

•	mortgage loan fulfillment services

•	flood insurance

•	homeowners insurance

Recent Developments

      On January 9, 2003, we entered into an Agreement and Plan of Merger with ANFI, Inc., a publicly traded California corporation. The merger agreement was subsequently amended on February 21, 2003. Pursuant to the merger agreement, ANFI will merge with and into our wholly-owned merger subsidiary. In the merger, each share of ANFI common stock (other than ANFI common stock we already own) will be exchanged for 0.454 of a share of our common stock. The consummation of the transaction is subject to the approval of ANFI shareholders. The ANFI shareholder meeting is currently scheduled to be held on March 26, 2003 and we currently anticipate closing the merger on March 27, 2003. We anticipate that we will issue approximately 3.2 million shares of our common stock to the ANFI shareholders in the merger.

      Three lawsuits, captioned Schneider v. Fidelity National Financial, Inc., et al. (Case No. 03CC00017), Rossi v. Michael C. Lowther, et al. (Case No. 03CC0021) and Miller v. Michael C. Lowther, et al. (Case No. 03CC00018), have been filed in Orange County Superior Court naming as defendants Fidelity and the members of the Board of Directors of ANFI. The complaints seek class action status and allege breach of fiduciary duty in connection with the approval of the merger by ANFI’s directors. We believe the lawsuits are without merit.

      On January 29, 2003, we announced that we entered into a stock purchase agreement with ALLTEL Corporation, Inc., or ALLTEL, a Delaware corporation, pursuant to which we will acquire from ALLTEL its financial services division, ALLTEL Information Services, Inc., or AIS, an Arkansas corporation and wholly-owned subsidiary of ALLTEL. As a result of the acquisition, AIS will become our wholly-owned subsidiary. The transaction is expected to close by the end of the first quarter of 2003. Under the terms of the stock purchase agreement, all of the issued and outstanding shares of AIS common stock will be purchased by us for consideration consisting of $775.0 million in cash and $275.0 million in our common stock. Consummation of the acquisition is subject to customary closing conditions. In connection with the stock purchase agreement, prior to closing we will enter into a stockholder’s agreement, a non-competition agreement and certain transition agreements with ALLTEL. The stockholder’s agreement will: (1) restrict the sale by ALLTEL of our common stock received in the transaction for up to one year, (2) grant ALLTEL the right to designate one nominee to our Board of Directors, so long as it continues to hold at least 50% of the shares of our common stock received in the transaction, and (3) grant ALLTEL certain registration rights with respect to our common stock it receives in the transaction. The non-competition agreement will prohibit, with certain exceptions, ALLTEL and its affiliates from engaging in the business relating to the assets acquired by us for a period of two years after the transaction.

      Also on January 29, 2003, we issued a press release announcing our fourth quarter and 2002 year end earnings information. The earnings information is preliminary and subject to adjustment. In the release, we announced:

•	fourth quarter revenue of $1.6 billion, compared with $1.1 billion for the fourth quarter of 2001;

•	fourth quarter net earnings of $174.9 million compared with $92.3 million for the fourth quarter of 2001;

•	fourth quarter earnings per share of $1.77 per diluted share, compared with $0.95 per diluted share for the fourth quarter of 2001;

•	2002 revenue of $5.1 billion, compared with $3.9 billion for 2001; and

•	2002 net earnings of $531.7 million, compared with $305.5 million for 2001.

The Offering

Issuer	Fidelity National Financial, Inc.

Notes Offered	$250,000,000 in principal amount of 5.25% notes due March 15, 2013.

Maturity Date	March 15, 2013.

Issue Price	99.247% of par plus accrued interest, if any, from the issue date of the notes.

Interest Rate	5.25% per year.

Interest Payment Dates	March 15 and September 15, beginning on September 15, 2003. Interest will accrue from the issue date of the notes.

Ranking	The notes are our unsecured general obligations and rank equally with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. The notes are solely the obligations of Fidelity National Financial, Inc. and all existing and future liabilities of our subsidiaries will be effectively senior to the notes.

Optional Redemption	We may, at our option, redeem the notes in whole at any time or in part from time to time at the “make whole” redemption price determined as set forth in the section “Description of the Notes” in this prospectus supplement under the heading “Optional Redemption,” plus accrued interest to the date of redemption.

Covenants	The indenture governing the notes contains covenants that limit our ability and our subsidiaries’ ability to:

• incur liens on our assets to secure debt;

• merge or consolidate with another company; and

• transfer or sell substantially all of our assets.

For more details, see the section “Description of the Notes” in this prospectus supplement and the section “Description of Debt Securities” in the accompanying prospectus.

Use of Proceeds	Our net proceeds from this offering will be approximately $246.1 million. We intend to use these net proceeds to pay part of the purchase price for AIS. See “Use of Proceeds.”

Risk Factors	You should carefully consider all information set forth and incorporated by reference in this prospectus supplement and the accompanying prospectus and, in particular, should carefully read the section entitled “Risk Factors” in this prospectus supplement before purchasing any of the notes.

Certain Financial Information

      The following summary financial data as of and for the years ended December 31, 2001, 2000 and 1999 has been derived from our consolidated financial statements incorporated by reference herein which have been audited by KPMG LLP, independent auditors. The selected consolidated financial data as of and for the nine months ended September 30, 2002 and 2001 have been derived from unaudited consolidated financial statements filed with the SEC and incorporated by reference herein and include all adjustments (consisting of normal recurring accruals) which we consider necessary for a fair presentation of the consolidated financial position and results of operations. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002. You should read the financial data presented below in conjunction with the consolidated financial statements and accompanying notes thereto and management’s discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 10-K for the year ended December 31, 2001 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002. Share and per share data has been retroactively adjusted for stock dividends and splits since our inception, including the 10% stock dividend in May 2002. Certain classifications have been made to the prior year amounts to conform with the 2002 presentation.

				Nine months ended
	Year ended December 31,			September 30,

	2001(1)(2)	2000(3)	1999	2002	2001(2)

	(in thousands, except per share, other data and ratios)
Operating Data:

Revenue:
Title insurance premiums	$2,694,479	$1,946,159	$939,452	$2,408,416	$1,901,980
Escrow and other title-related fees	728,406	459,121	206,570	679,304	516,540
Real estate related services	287,063	166,718	67,844	308,183	195,598
Interest and investment income	93,105	87,392	28,695	59,023	72,096
Realized gains and (losses), net	6,349	(201)	3,350	9,195	8,024
Other income	64,705	82,805	109,943	28,550	47,792

	3,874,107	2,741,994	1,355,854	3,492,671	2,742,030

Expenses:
Personnel costs	1,187,177	845,349	407,078	1,037,722	854,171
Other operating expenses	829,433	624,087	334,578	717,046	583,634
Agent commissions	1,098,328	884,498	423,675	1,020,936	766,605
Provision for claim losses	134,724	97,322	52,713	120,421	95,435
Amortization of cost in excess of net assets acquired	54,155	35,003	6,638	—	35,045
Interest expense	46,569	59,374	15,626	25,999	36,917

	3,350,386	2,545,633	1,240,308	2,922,124	2,371,807

				Nine months ended
	Year ended December 31,			September 30,

	2001(1)(2)	2000(3)	1999	2002	2001(2)

	(in thousands, except per share, other data and ratios)
Earnings before income taxes, minority interest and cumulative effect of a change in accounting principle	523,721	196,361	115,546	570,547	370,223
Income tax expense	209,488	86,624	46,065	205,397	148,088

Earnings before minority interest and cumulative effect of a change in accounting principle	314,233	109,737	69,481	365,150	222,135
Minority interest	3,048	1,422	(1,372)	8,368	3,230

Earnings before cumulative effect of a change in accounting principle	311,185	108,315	70,853	356,782	218,905
Cumulative effect of a change in accounting principle, net of income taxes	(5,709)	—	—	—	(5,709)

Net earnings	$305,476	$108,315	$70,853	$356,782	$213,196

Per Share Data:
Basic earnings per share before cumulative effect of change in accounting principle	$3.31	$1.52	$1.96	$3.74	$2.33
Cumulative effective of a change in accounting principle	$(.06)	$—	$—	$—	$(.06)

Basic net earnings per share	$3.25	$1.52	$1.96	$3.74	$2.27

Weighted average shares outstanding, basic basis	94,048	71,173	36,072	95,276	93,885
Diluted earnings per share before cumulative effect of a change in accounting principle	$3.21	$1.47	$1.87	$3.61	$2.26
Cumulative effect of a change in accounting principle	(.06)	—	—	—	(.06)

Diluted net earnings per share	$3.15	$1.47	$1.87	$3.61	$2.20

Weighted average shares outstanding, diluted basis	96,865	73,733	37,916	98,762	96,710
Dividends declared per share	$.34	$.32	$.26	$.31	$.25
Balance Sheet Data:
Investments(4)	$1,823,512	$1,685,331	$506,916	$2,452,580	$1,850,388
Cash and cash equivalents(5)	542,620	262,955	38,569	549,753	476,773
Total assets	4,415,998	3,833,985	1,042,546	5,196,785	4,326,596
Notes payable	565,690	791,430	226,359	513,856	611,150
Reserve for claim losses	881,053	907,482	239,962	892,675	891,430
Minority interests and preferred stock of subsidiary	47,166	5,592	4,613	115,561	40,627
Stockholders’ equity	1,638,870	1,106,737	432,494	2,107,113	1,583,831

				Nine months ended
	Year ended December 31,			September 30,

	2001(1)(2)	2000(3)	1999	2002	2001(2)

	(in thousands, except per share, other data and ratios)
Other Data:
Orders opened by direct operations	2,635,200	1,352,000	743,000	2,234,500	1,848,000
Orders closed by direct operations	1,770,600	971,000	551,000	1,537,800	1,236,100
Provision for claim losses to title insurance premiums	5.0%	5.0%	5.6%	5.0%	5.0%
Title related revenue(6):
Percentage direct operations	59.0%	52.8%	53.6%	57.9%	59.4%
Percentage agency operations	41.0%	47.2%	46.4%	42.1%	40.6%
EBITDA(7)	$688,572	$351,162	$161,140	$649,291	$488,859
Ratio of EBITDA to interest expense	14.8x	5.9x	10.3x	25.0x	13.2x
Ratio of earnings to fixed charges(8)	5.7x	2.8x	4.0x	8.0x	5.4x
Cash flows provided by (used in):
Operating activities	$427,540	$161,063	$49,864	$568,884	$308,200
Investing activities	$(371,795)	$(653,352)	$(52,121)	$(510,463)	$(348,094)
Financing activities	$(11,846)	$584,534	$(1,666)	$(78,354)	$63,315

(1)	Our financial results for the year ended December 31, 2001 include the results of the former operations of Vista Information Solutions, Inc. for the period from August 1, 2001, the acquisition date, through December 31, 2001.

(2)	During 2001, we recorded a $5.7 million after-tax charge, reflected as a cumulative effect of a change in accounting principle, as a result of adopting Emerging Issues Task Force No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets,” (EITF 99-20).

(3)	Our financial results for the year ended December 31, 2000 include the operations of Chicago Title Corporation for the period from March 20, 2000, the merger date, through December 31, 2000.

(4)	Investments as of December 31, 2001 and 2000 and September 30, 2002 and 2001 include securities pledged to secure trust deposits of $319.1 million, $459.4 million, $463.2 million and $365.0 million, respectively.

(5)	Cash and cash equivalents as of December 31, 2001 and 2000 and September 30, 2002 and 2001 include cash pledged to secure trust deposits of $367.9 million, $132.1 million, $395.0 million and $322.5 million, respectively.

(6)	Includes title insurance premiums and escrow and other title related fees.

(7)	EBITDA represents earnings before interest, income taxes, depreciation, amortization, minority interest and cumulative effect of a change in accounting principle. EBITDA is presented because we believe that investors use it as a financial indicator of a company’s ability to service or incur debt. EBITDA is not a measurement of operating performance computed in accordance with generally accepted accounting principles and should not be considered a substitute for operating income, net income, cash flows from operations or other statement of operations or cash flow data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity.

(8)	In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings before income taxes, minority interest and cumulative effect of a change in accounting principle plus fixed charges. Fixed charges are the sum of interest on indebtedness and amortization of debt issuance costs and an interest cost attributable to rentals.

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. The statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. Existing goodwill was amortized through 2001, after which time amortization ceased. We completed the transitional goodwill impairment test as of the adoption date on its reporting units and has determined that each of its reporting units has a fair value in excess of its carrying amount. Accordingly, no goodwill impairment has been recorded.

      Beginning on January 1, 2002, we ceased recording goodwill amortization in accordance with SFAS No. 142. The following table reconciles reported net earnings and net earnings per share to adjusted net earnings and net earnings per share.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2000	1999	2002	2001

	(in thousands, except per share data)
Net earnings	$305,476	$108,315	$70,853	$356,782	$213,196
Add back: Amortization of cost in excess of net assets acquired	54,155	35,003	6,638	—	35,045
Add back: Tax effect of amortization of cost in excess of net assets acquired	(1,062)	(838)	—	—	(815)

Adjusted net earnings	$358,569	$142,480	$77,491	$356,782	$247,426

Basic Earnings Per Share:
Net earnings	$3.25	$1.52	$1.96	$3.74	$2.27
Amortization of cost in excess of net assets acquired	0.57	0.49	0.19	—	0.37
Tax effect of amortization of cost in excess of net assets acquired	(0.01)	(0.01)	—	—	—

Adjusted net earnings per share — basic	$3.81	$2.00	$2.15	$3.74	$2.64

Diluted Earnings Per Share:
Net earnings	$3.15	$1.47	$1.87	$3.61	$2.20
Amortization of cost in excess of net assets acquired	0.56	0.47	0.17	—	0.36
Tax effect of amortization of cost in excess of net assets acquired	(0.01)	(0.01)	—	—	—

Adjusted net earnings per share — diluted	$3.70	$1.93	$2.04	$3.61	$2.56

RISK FACTORS

       You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in the notes. The risk factors listed in this section and other factors noted herein or incorporated by reference could cause our actual results to differ materially from those contained in any forward-looking statements. Risk factors include, but are not limited to, the following.

Our revenues may decline during periods when the demand for our products and services decreases.

      In the title insurance industry, revenues are directly affected by the level of real estate activity and the average price of real estate sales on both a national and local basis. Real estate sales are directly affected by changes in the cost of financing purchases of real estate — i.e., mortgage interest rates. Other macroeconomic factors affecting real estate activity include, but are not limited to, demand for housing, employment levels, family income levels and general economic conditions. Because these factors can change dramatically, revenue levels in the title insurance industry can also change dramatically. For example, beginning in late 1995 and into 1998, the level of real estate activity increased, including refinancing transactions, new home sales and resales, due in part to decreases in mortgage interest rates. Stable mortgage interest rates and strength in the real estate market, especially in California and throughout the West Coast, contributed to very positive conditions for the title insurance industry throughout 1997 and 1998. However, during the second half of 1999 and through 2000, steady interest rate increases caused by actions taken by the Federal Reserve Board resulted in a significant decline in refinancing transactions. As a result, the market shifted from a refinance-driven market in 1998 to a more traditional market driven by new home purchases and resales in 1999 and 2000. However, beginning in December 2000 and continuing through the fourth quarter of 2002, interest rates have been reduced by 525 basis points, bringing interest rates down to their lowest level in recent history, which again has significantly increased the volume of refinance activity. Historically, real estate transactions have produced seasonal revenue levels for title insurers. The first calendar quarter is typically the weakest quarter in terms of revenue due to the generally low volume of home sales during January and February. The fourth calendar quarter is typically the strongest in terms of revenue due to commercial entities desiring to complete transactions by year-end. Significant changes in interest rates may alter these traditional seasonal patterns due to the effect the cost of financing has on the volume of real estate transactions. Our revenues in future periods will continue to be subject to these and other factors which are beyond our control and, as a result, are likely to fluctuate.

As a holding company, we depend on distributions from our subsidiaries, and if distributions from our subsidiaries are materially impaired, our ability to pay our debt obligations when due may be adversely affected.

      We are a holding company whose primary assets are the securities of our operating subsidiaries. Our ability to pay our debt obligations when due is dependent on the ability of our subsidiaries to pay dividends or repay funds to us. If our operating subsidiaries are not able to pay dividends or repay funds to us, we may not be able to pay our debt obligations when due. Our title insurance and home warranty subsidiaries must comply with state and federal laws which require them to maintain minimum amounts of working capital, surplus and reserves, and place restrictions on the amount of dividends that they can distribute to us. During 2001, approximately 91.4% of our year-to-date revenues was derived from subsidiaries engaged in these regulated businesses. Compliance with these laws will limit the amounts our regulated subsidiaries can dividend to us. During 2002, our title insurance subsidiaries could pay dividends or make other distributions to us of $114.3 million.

The notes are effectively subordinated to the indebtedness of our subsidiaries.

      Our status as a shareholder of our subsidiaries means that we will be subject to the prior claims of creditors of our subsidiaries, except to the extent that we have a claim as a creditor. For example, we would be a creditor of a subsidiary if we make a loan to that subsidiary. As a result, the notes will effectively be junior to all existing and future liabilities and obligations of our subsidiaries and you should look only to the assets of the holding company for payments on the notes. As of September 30, 2002, our subsidiaries had debt obligations of approximately $137.1 million to creditors other than us.

Our entering into new business lines subjects us to associated risks, such as the diversion of management attention, difficulty integrating operations and lack of experience in operating such businesses.

      We have acquired, and may in the future acquire, businesses in industries with which management is less familiar than we are with the title insurance industry. For example, on January 28, 2003, we entered into a stock purchase agreement with ALLTEL whereby we will acquire from ALLTEL its financial services division, AIS. Also, in the last three years, we have expanded the range and amount of real estate related services we provide, began underwriting home warranty policies, invested in restaurant businesses, expanded our commercial title insurance business and considered acquiring underwriters of other lines of insurance products. These activities involve risks that could adversely affect our operating results, such as diversion of management’s attention, integration of the operations, systems and personnel of the new businesses and lack of substantial experience in operating such businesses.

Difficulties we may encounter managing our growth could adversely affect our results of operations.

      We have historically achieved growth through a combination of developing new products and services, increasing our market share for existing products, and acquisitions. Part of our strategy is to pursue opportunities to diversify and expand our operations by acquiring or making investments in other companies. The success of each acquisition will depend upon:

•	our ability to integrate the acquired business’ operations, products and personnel;

•	our ability to retain key personnel of the acquired businesses; and

•	our ability to expand our financial and management controls and reporting systems and procedures.

Our subsidiaries that engage in insurance related businesses must comply with additional regulations. These regulations may impede, or impose burdensome conditions on, our rate increases or other actions that we might want to take to increase the revenues of our subsidiaries.

      Our title insurance business is subject to extensive regulation by state insurance authorities in each state in which it operates. These agencies have broad administrative and supervisory power relating to the following, among other matters:

•	licensing requirements;

•	trade and marketing practices;

•	accounting and financing practices;

•	capital and surplus requirements;

•	the amount of dividends and other payments made by insurance subsidiaries;

•	investment practices;

•	rate schedules;

•	deposits of securities for the benefit of policyholders;

•	establishing reserves; and

•	regulation of reinsurance.

      Most states also regulate insurance holding companies like ours with respect to acquisitions, changes of control and the terms of transactions with its affiliates. These regulations may impede or impose burdensome conditions on our rate increases or other actions that we may want to take to enhance our operating results, and could affect our ability to pay dividends on our common stock. In addition, we may incur significant costs in the course of complying with regulatory requirements. We cannot assure you that future legislative or regulatory changes will not adversely affect our business operations.

We face competition in our industry from traditional title insurers and from new entrants with alternative products.

      The title insurance industry is highly competitive. According to Corporate Development Services, the top five title insurance companies accounted for 88% of net premiums collected in 2001. Over 40 independent title insurance companies accounted for the remaining 12% of the market. The number and size of competing companies varies in the different geographic areas in which we conduct our business. In our principal markets, competitors include other major title underwriters such as First American Corporation, LandAmerica Financial Group, Inc., Old Republic International Corporation and Stewart Information Services Corporation, as well as numerous independent agency operations at the regional and local level. These smaller companies may expand into other markets in which we compete. Also, the removal of regulatory barriers might result in new competitors entering the title insurance business, and those new competitors may include diversified financial services companies that have greater financial resources than we have and possess other competitive advantages. Competition among the major title insurance companies, expansion by smaller regional companies and any new entrants with alternative products could affect our business operations and financial condition.

USE OF PROCEEDS

       We expect to receive approximately $246.1 million from the sale of the notes offered by this prospectus supplement and the accompanying prospectus, after deducting estimated underwriting discounts and offering expenses. We currently intend to use the net proceeds of the offering to pay for a portion of the $1,050.0 million purchase price for AIS. We intend to fund the remaining purchase price with $525.0 million in cash, and $275.0 million in Fidelity common stock issued to ALLTEL.

      Pursuant to an amendment to our existing credit agreement dated as of February 26, 2003 we are no longer required to apply the net proceeds of this offering to repay our outstanding indebtedness under the facility, and we may apply the proceeds from the sale of the notes to the purchase price for AIS.

CAPITALIZATION

       The following table sets forth our debt and equity capitalization as of September 30, 2002 (1) on a historical basis and (2) as adjusted to give effect to this offering of notes and the application of our estimated net proceeds as described under “Use of Proceeds” and the issuance of $275.0 million of our common stock. You should read this table in conjunction with our financial information presented elsewhere in this prospectus supplement and along with our consolidated financial statements, and the accompanying notes thereto, contained in our Annual Report on Form 10-K for the year ended December 31, 2001 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, all of which are incorporated by reference into this prospectus supplement.

	September 30, 2002

	Actual	As Adjusted

	(in thousands)
Total investments and cash and cash equivalents	$3,002,333	$2,477,333

Debt:
Notes offered hereby	$—	$250,000
Notes payable	$513,856	$513,856
Minority interests and preferred stock of subsidiary	$115,561	$115,561
Total stockholders’ equity	$2,107,113	$2,382,113

Total capitalization	$2,736,530	$3,261,530

DESCRIPTION OF THE NOTES

       The notes will be issued under an indenture, dated as of August 20, 2001, between the Company and The Bank of New York, as trustee, as supplemented and amended. The indenture and the notes will be governed by the laws of the State of New York.

      The following summary sets forth certain general terms of the notes and is subject to the detailed provisions of the indenture. Capitalized terms that are used and not otherwise defined in this summary shall have the meanings assigned to them in the indenture. Additional information regarding the notes is set forth in the accompanying prospectus under the caption “Description of Debt Securities.”

General

      We are initially offering the notes in the principal amount of $250.0 million. The notes will bear interest from March 11, 2003, or from the most recent interest payment date to which interest has been paid, at the rate of interest set forth on the cover page of this prospectus supplement. Interest will be payable semiannually on each March 15 and September 15, commencing on September 15, 2003, to the persons in whose name the notes are registered at the close of business on the March 1 or September 1 next preceding such interest payment date, except that interest payable on March 15, 2013, shall be payable to the persons to whom principal is payable on such date. For so long as the notes are registered in the name of the Depositary, or its nominee, we will pay the principal and interest due on the notes to the Depositary for payment to its participants for subsequent disbursement to the beneficial owners. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The notes will mature on the date shown on the cover page of this prospectus supplement. The notes are not redeemable by the holders of the notes prior to maturity.

      The notes will not contain provisions designed to require us to redeem the notes, reset the interest rate or take other actions in respect to a change in control, highly leveraged transaction, change in credit rating or other similar occurrences involving us that may adversely affect the holders of the notes.

      We may at any time and from time to time, without the consent of the existing holders, issue additional notes and thereby increase the total principal amount of the notes outstanding in the future, on the same terms and conditions (except for issue date, issue price and, if applicable, the first payment of interest thereon), and with the same CUSIP number, as the notes we offer by this prospectus supplement. Additional notes issued in this manner will be consolidated with and form a single series with the previously outstanding notes.

Ranking

      The notes will be unsecured general obligations of ours and will rank equally with all of our other unsubordinated, unsecured indebtedness from time to time outstanding. There will be no limitations on the amount of indebtedness which may rank equally with the notes or on the amount of indebtedness that may be incurred by us. Furthermore, the notes will be effectively junior to all existing and future liabilities and obligations of our subsidiaries because, as a shareholder of our subsidiaries, we will be subject to the prior claims of creditors of our subsidiaries, except to the extent that we ourselves have a claim against those subsidiaries as a creditor. As of September 30, 2002, our subsidiaries had debt obligations of approximately $137.1 million to creditors other than us.

Optional Redemption

      The notes will be redeemable, at our option, at any time in whole, or from time to time in part, at a price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments on the notes to be redeemed, consisting of principal and interest, exclusive of interest accrued to the date of redemption, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 30 basis points; in each case, plus accrued interest to the date of redemption.

      The notes called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. The notice of redemption for the notes will state the amount to be redeemed. On and after the redemption date, interest will cease to accrue on any notes that are redeemed. If less than all the notes are redeemed at any time, the trustee will select notes for redemption on a pro rata basis or by any other method the trustee deems fair and appropriate.

      For purposes of determining the optional redemption price, the following definitions are applicable:

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

      “Comparable Treasury Price” means, with respect to any redemption date:

the average of the bid and the asked prices for the Comparable Treasury Issue, expressed as a percentage of its principal amount, at 4:00 p.m. on the third business day preceding that redemption date, as set forth on “Telerate Page 500,” or such other page as may replace Telerate Page 500; or

if Telerate Page 500, or any successor page, is not displayed or does not contain bid and/or asked prices for the Comparable Treasury Issue at that time, the average of the Reference Treasury Dealer Quotations obtained by the trustee for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or, if the trustee is unable to obtain at least four such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by the trustee.

      “Independent Investment Banker” means Lehman Brothers Inc. and any successors or, if it is unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee and reasonably acceptable to us.

      “Reference Treasury Dealer” means Lehman Brothers Inc. and any successors and four other primary U.S. government securities dealers in New York City selected by the Independent Investment Banker (each, a “Primary Treasury Dealer”). If any of the foregoing ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer in its place.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the notes, an average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue for the notes, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

      “Treasury Yield” means, with respect to any redemption date applicable to the notes, the rate per annum equal to the semiannual equivalent yield to maturity, computed as of the third business day immediately preceding the redemption date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the applicable Comparable Treasury Price for the redemption date.

      Except as set forth above, we may not redeem the notes prior to maturity, and the notes will not be entitled to the benefit of any sinking fund.

Limitation on Liens

      The indenture limits our ability to incur debt which is secured by a lien or other encumbrance on our property. In particular, neither we nor our subsidiaries (excluding certain of our subsidiaries, including Fidelity National Information Solutions, Inc. and FNF Capital, Inc. and their respective subsidiaries) may incur, assume or guarantee any debt that is secured by any lien or other encumbrance upon any property belonging to us or such subsidiaries, whether owned at the date of the indenture or acquired after that date, without effectively securing the notes equally and ratably with that debt. However, this limitation does not apply to:

•	any lien created under our existing credit agreement;

•	liens for taxes or other government charges which are not delinquent, remain payable without penalty, or are being contested in good faith;

•	carriers’, mechanics’, landlords’, repairmen’s or other similar liens arising in the ordinary course of business which are not delinquent, remain payable without penalty, or are being contested in good faith;

•	liens existing on the date of the indenture;

•	liens consisting of pledges or deposits of cash or securities made by any insurance subsidiary as a condition to obtaining or maintaining any insurance licenses;

•	judgment liens (other than those arising as a result of claims under insurance, reinsurance and similar contracts), if the enforcement of the lien is effectively stayed or fully covered by insurance and all such liens in the aggregate at any one time do not exceed $20,000,000;

•	liens on property subject to, and securing obligations in respect of, capital leases permitted pursuant to our existing credit agreement;

•	liens securing certain short-term obligations, and liens on property which is the subject of, and securing obligations incurred in the ordinary course of business in connection with, “Section 1031 exchanges” under federal tax law or relocation service transactions;

•	liens arising as a result of claims under insurance, reinsurance and similar contracts in the ordinary course of business;

•	liens securing indebtedness of insurance subsidiaries incurred in connection with the settlement of claim losses in the ordinary course of business;

•	liens on assets of certain subsidiaries we acquire after the date of the indenture, so long as the liens and the debt secured by the liens existed prior to the acquisition, were not created in contemplation of the acquisition, and are not expanded to cover other property;

•	liens securing intercompany debt;

•	so long as no event of default exists under the indenture, other liens securing obligations in an aggregate amount not to exceed $20,000,000; and

•	any extension, modification, renewal or replacement of the foregoing.

Events of Default

      An “event of default,” with respect to the notes, means any of the following:

•	failure to pay interest on any note for 30 days after the payment is due;

•	failure to pay the principal of, or any premium on, any note when due;

•	failure to perform any other covenant in the indenture that applies to the notes for 60 days after we have received written notice of the failure to perform in the manner specified in the indenture;

•	our default in the payment when due of any of our debt in an amount exceeding $20,000,000 or acceleration of any of that debt in excess of that amount under the terms of the instrument under which it was issued, if that default in payment is not cured or that acceleration is not annulled within 10 days after written notice; or

•	certain events of bankruptcy, insolvency or reorganization.

      If an event of default for the notes occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the entire principal of all the notes to be due and payable immediately. If such a declaration occurs, the holders of a majority of the aggregate principal amount of the notes can, subject to certain conditions, rescind the declaration.

      The holder of any note will not have any right to institute any proceeding with respect to the indenture or remedies thereunder, unless:

      (1) the holder previously gives the trustee written notice of an event of default;

      (2) the holders of not less than 25% in principal amount of the outstanding notes shall have also made such written request to the trustee and offered the trustee satisfactory indemnity to institute such proceeding as trustee; and

      (3) the trustee for 60 days shall have failed to institute such proceeding.

However, the right of any holder of a note to institute suit for enforcement of any payment of principal, premium, if any, and interest on such note on or after the applicable due date may not be impaired or affected without such holder’s consent.

      The indenture requires us to file an officers’ certificate with the trustee each year that states that certain defaults do not exist under the terms of the indenture. The trustee shall give notice to the holders of any default within 90 days after it occurs, unless earlier cured, but the trustee may withhold notice of a payment default if and so long as it considers such withholding of notice to be in the interests of the holders.

      Other than its duties in the case of a default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnification. If reasonable indemnification is provided, then, subject to certain other rights of the trustee, the holders of a majority in principal amount of the outstanding notes may, with respect to the notes, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee. In any event, the trustee may refuse to follow any direction that conflicts with any rule of law or the indenture.

Legal Defeasance and Covenant Defeasance

      The notes are subject to the legal defeasance and covenant defeasance provisions of the indenture. These defeasance provisions enable us to terminate our obligation to pay the notes or to comply with certain covenants in the indenture, if we deposit with the trustee, in trust, sufficient U.S. dollars or government obligations to pay the principal, interest, any premium and any other sums due on the notes on the dates such payments are due under the indenture and the terms of the notes. As used above, “government obligations” means:

•	securities of the United States of America; or

•	securities of government agencies backed by the full faith and credit of the United States of America.

      In the event that we deposit funds in trust and discharge our obligations under the notes pursuant to the legal defeasance provisions of the indenture, then:

•	the indenture will no longer apply to the notes (except for certain obligations to compensate, reimburse and indemnify the trustee, to register the transfer and exchange of notes, to replace lost, stolen or mutilated notes and to maintain paying agencies and the trust funds); and

•	holders of notes can only look to the trust fund for payment of principal, any premium and interest on the notes.

      In the event that we deposit funds in trust and discharge our obligations under the notes pursuant to the covenant defeasance provisions of the indenture, then certain events otherwise constituting events of default under the indenture (not including non-payment, bankruptcy, receivership and insolvency events) will no longer constitute events of defaults with respect to the notes.

      In order to exercise either legal defeasance or covenant defeasance:

•	in the case of legal defeasance, we must deliver to the trustee an opinion of counsel confirming that (a) the Internal Revenue Service has published or issued to us a ruling that the legal defeasance will not have any federal income tax consequences to the holders or (b) there has been a change in the federal income tax law to that effect;

•	in the case of covenant defeasance, we must deliver to the trustee an opinion of counsel confirming that the covenant defeasance will not have any federal income tax consequences to the holders;

•	no event of default may have occurred and be continuing (other than an event of default resulting from the borrowing of funds used to make the deposit); and

•	the defeasance will not result in the breach of the indenture or any of our material agreements.

Book-Entry Delivery and Form

      The notes initially will be issued in book-entry form and represented by one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), New York, New York, as Depositary, and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for individual certificates evidencing notes under the limited circumstances described below, a global note may not be transferred except as a whole by the Depositary to its nominee or by the nominee to the Depositary, or by the Depositary or its nominee to a successor Depositary or to a nominee of the successor Depositary.

      DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, which eliminates the need for physical movement of securities certificates. “Direct participants” in DTC include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, which we sometimes refer to as “indirect participants,” that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of notes within the DTC system must be made by or through direct participants, which will receive a credit for those notes on DTC’s records. The ownership interest of the actual purchaser of a note, which we sometimes refer to as “beneficial owner,” is in turn recorded on the direct and indirect participants’ records. Beneficial owners of notes will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased notes. Transfers of ownership interests in global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes except under the limited circumstances described below.

      To facilitate subsequent transfers, all global notes deposited with DTC will be registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the notes. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

      Redemption notices will be sent to DTC or its nominee. If less than all of the notes are being redeemed, DTC will determine the amount of the interest of each direct participant in the notes to be redeemed in accordance with DTC’s procedures.

      In any case where a vote may be required with respect to the notes, neither DTC nor Cede & Co. will give consents for or vote the global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

      Principal and interest payments on the notes will be made to Cede & Co., as nominee of DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date, unless DTC has reason to believe that it will not receive payment on the payment date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Those payments will be the responsibility of participants and not of DTC or us, subject to any legal requirements in effect from time to time. Payment of principal and interest to Cede & Co. is our responsibility, disbursement of payments to direct participants is the responsibility of DTC, and disbursements of payments to the beneficial owners is the responsibility of direct and indirect participants.

      Except under the limited circumstances described below, purchasers of notes will not be entitled to have notes registered in their names and will not receive physical delivery of notes. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under the notes and the indenture.

      The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in the notes.

      DTC is under no obligation to provide its services as Depositary for the notes and may discontinue providing its services at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

      As noted above, beneficial owners of notes generally will not receive certificates representing their ownership interests in the notes. However, we will prepare and deliver certificates for the notes representing beneficial interests in the global notes if:

•	DTC notifies us that it is unwilling or unable to continue as Depositary for the global notes, or DTC ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be registered, and a successor Depositary is not appointed within 90 days of the notification to us or of our becoming aware of DTC’s ceasing to be so registered, as the case may be;

•	we determine, in our sole discretion, not to have the notes represented by one or more global notes; or

•	an event of default under the indenture has occurred and is continuing with respect to the notes.

      Any beneficial interest in a global note that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for notes in definitive certificated form registered in the names that the Depositary directs. We expect that these directions will be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in the global notes.

      We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

UNDERWRITING

       We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Principal Amount
Underwriters	of Notes

Lehman Brothers Inc.	$125,000,000
Banc of America Securities LLC	62,500,000
Bear, Stearns & Co. Inc.	62,500,000

Total	$250,000,000

      Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.4% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.175% of the principal amount of notes. If less than all the notes are sold at the initial public offering price, Lehman Brothers Inc. may change the offering price and the other selling terms.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
Fidelity

Per note	0.650%

      The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

      In connection with the offering of notes, Lehman Brothers Inc. may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering of notes. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering of notes is in progress.

      Lehman Brothers Inc. also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it, because Lehman Brothers Inc. has repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

      We estimate that our share of the total expenses of the offering of notes, excluding underwriting discounts and commissions, will be approximately $350,000.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

      Certain of the underwriters will make the notes available for distribution on the internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between certain of the underwriters and their customers and is not a party to this offering. Market Axess Inc. is a registered broker-dealer and will receive compensation from certain of the underwriters based on transactions conducted through the system. Certain of the underwriters will make the notes available to their customers through the internet distributions, whether made through a proprietary or third-party channel, on the same terms as distributions made through other channels.

      Some of the underwriters and their affiliates have performed certain investment banking and/or advisory and general financing, trustee and banking services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business. Cary H. Thompson, a Senior Managing Director of Bear, Stearns & Co. Inc., is a director of Fidelity and of Fidelity National Information Solutions, Inc., a Delaware corporation and a majority-owned publicly traded subsidiary of Fidelity.

LEGAL OPINIONS

       The validity of the notes offered will be passed upon for Fidelity by Stradling Yocca Carlson & Rauth, Professional Corporation, Newport Beach, California, and for the underwriters by Sullivan & Cromwell LLP.

EXPERTS

       The consolidated financial statements of Fidelity as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the accompanying prospectus in reliance upon the reports of KPMG LLP, independent auditors, incorporated by reference herein, upon such authority of said firm as experts in accounting and auditing.

PROSPECTUS

$500,000,000

17911 Von Karman Avenue, Suite 300

Irvine, California 92614
(949) 622-5000

Debt Securities, Preferred Stock,

Depositary Shares and Common Stock

       Fidelity National Financial, Inc. may from time to time offer and sell debt securities, shares of preferred stock, depositary shares representing fractional interests in shares of preferred stock, and shares of common stock for an aggregate initial public offering price of up to $500,000,000. We will provide the specific terms for each of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

      Our common stock is traded on the New York Stock Exchange under the symbol “FNF”.

      The securities we may offer involve a high degree of risk. The risks associated with an investment in our company, as well as with the particular types of securities, will be described in the prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is April 19, 2001

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date hereof.

ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may offer from time to time any combination of the securities described in this prospectus, either separately or in units, in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of those securities. Each time we sell securities, we will provide a prospectus supplement that will describe the specific amounts, prices and terms of the securities that we offer. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

      This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including the exhibits, at the SEC’s web site or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

      We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below (SEC File No. 1-9396) and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2000;

•	Current Reports on Form 8-K dated April 4, 2000, January 17, 2001 and January 19, 2001; and

•	The description of our Common Stock which is contained in our Registration Statement on Form 8-A filed on February 4, 1992 under the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

      You may request a copy of these filings, other than exhibits, at no cost by writing to or telephoning us at the following address:

Corporate Secretary
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 300
Irvine, California 92614
(949) 622-5000

      You should rely only on the information incorporated by reference or set forth in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

FORWARD-LOOKING INFORMATION

       You should read carefully this entire prospectus, the accompanying prospectus supplement and the documents incorporated by reference in this prospectus and the accompanying prospectus supplement before investing in the shares. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are based on management’s beliefs as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future economic performance and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

      Important factors that may affect these projections or expectations include, but are not limited to:

•	general economic and business conditions, including interest rate fluctuations and general volatility in the capital markets;

•	changes in the performance of the real estate markets;

•	the impact of competitive products and pricing;

•	success of operating initiatives;

•	our ability to integrate the business operations we acquired in our merger with Chicago Title Corporation and our ability to implement cost-saving synergies associated with that acquisition;

•	availability of qualified personnel;

•	employee benefits costs; and

•	changes in, or the failure to comply with, government regulations and other risks detailed in our filings with the Securities and Exchange Commission.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that expectations derived from them will be realized. When used in our documents or oral presentations, the words

“anticipate,” “believe,” “estimate,” “objective,” “projection,” “forecast,” “goal,” or similar words are intended to identify forward-looking statements.

      These and other factors are discussed in our Annual Report on Form 10-K for the year ended December 31, 2000, as well as the section entitled “Risk Factors” that appears in the prospectus supplement accompanying this prospectus.

FIDELITY NATIONAL FINANCIAL, INC.

       Fidelity National Financial, Inc. is the largest title insurance and diversified real estate related services company in the United States. We are engaged in doing business in 49 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands, and in Canada and Mexico. Through our subsidiaries, we issue title insurance policies and perform other title-related services, as well as real estate related services, such as escrow, collection and trust activities, property appraisal services, loan portfolio services, field services, trustee’s sales guarantees, home warranty insurance, credit reporting, flood certification, real estate tax services, reconveyances, recordings, foreclosure publishing and posting services and exchange intermediary services in connection with real estate transactions. Through our proprietary technology we offer fully integrated software to our customers in the real estate closing business, creating a competitive advantage through increased productivity and accuracy.

      We provide title insurance and related services through our direct operations and wholly owned underwritten title companies, and additionally through independent title insurance agents who issue title policies on behalf of title underwriters. Title insurance is generally accepted as the most efficient means of determining title to, and the priority of interests in, real estate in nearly all parts of the United States. Today, virtually all real property mortgage lenders require their borrowers to obtain a title insurance policy at the time a mortgage loan is made.

      Our underwriting subsidiaries are Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title. We also operate through our underwritten title companies, a national network of agents and our real estate-related ancillary service companies. Additionally, our subsidiary FNF Capital, Inc., originates, funds, purchases, sells, securitizes and services equipment leases for a broad range of businesses.

      Fidelity has long recognized the perceived volatility of the title insurance industry as it relates to interest rates and other factors affecting the real estate industry. As a result, we will continue to consider strategic opportunities in businesses that are less interest rate sensitive than the title industry.

USE OF PROCEEDS

       Unless the applicable prospectus supplement states otherwise, the proceeds we receive from the sale of the offered securities, after paying our expenses related to the offering, will be added to our general funds and may be used:

•	to meet our working capital requirements;

•	to repurchase or redeem our outstanding debt securities;

•	to refinance or repay our outstanding borrowings;

•	to make investments in or loans to our subsidiaries;

•	to finance acquisitions; and

•	for other general corporate purposes.

RATIOS OF EARNINGS TO FIXED CHARGES

       The ratios of earnings to fixed charges of Fidelity for each of the periods indicated were as follows:

Year Ended December 31,

1996	1997	1998	1999	2000

2.7	3.8	5.7	4.0	2.7

      In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings before income taxes and extraordinary items plus fixed charges. Fixed charges are the sum of (i) interest on indebtedness and amortization of debt discount and debt issuance costs and (ii) an interest factor attributable to rentals.

      Fidelity’s ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated above are the same as the ratios of earnings to fixed charges, because Fidelity had no shares of preferred stock outstanding during the periods indicated and currently has no such shares outstanding.

CERTAIN FINANCIAL INFORMATION
(In Thousands, Except Per Share Amounts)

      The following table sets forth selected financial data of Fidelity as of and for each of the years in the three-year period ended December 31, 2000. The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and the Notes thereto incorporated by reference herein. See “Where You Can Find More Information.” On July 25, 2001, we declared a 10% stock dividend to shareholders of record on August 9, 2001, payable on August 23, 2001. On April 24, 2002, we declared a 10% stock dividend to shareholders of record on May 9, 2002, payable on May 23, 2002. All share and share related information contained in this prospectus, including without limitation earnings per share and dividends per share, have been adjusted to reflect the stock dividends.

	Year Ended December 31,

	1998	1999	2000

Statement of Earnings Data:
Total revenue	$1,293,380	$1,355,854	$2,741,994
Total expenses	1,118,246	1,238,026	2,547,854

Earnings before income taxes	175,134	117,828	194,140
Income tax expense	69,442	46,975	85,825

Net earnings	$105,692	$70,853	$108,315

Per Share and Other Data:
Basic net earnings	$105,692	$70,853	$108,315

Basic net earnings per share	$3.13	$1.96	$1.52

Weighted average shares outstanding, basic basis	33,784	36,072	71,173
Diluted net earnings	$108,155	$71,116	$108,315

Diluted net earnings per share	$2.67	$1.87	$1.47

Weighted average shares outstanding, diluted basis	40,503	37,916	73,733
Dividends declared per share	$0.22	$0.26	$0.32
Earnings before income taxes as a percent of total revenue	13.5%	8.7%	7.1%

Balance Sheet Data:
Investments	$519,332	$506,916	$1,685,331
Cash and cash equivalents	42,492	38,569	262,955
Notes payable	214,624	226,359	791,430
Reserve for claim losses	224,534	239,962	907,482
Stockholders’ equity	396,740	432,494	1,106,737

DESCRIPTION OF DEBT SECURITIES

       We may offer any combination of senior debt securities or subordinated debt securities, either separately, or together with, or upon the conversion of or in exchange for, other securities. Debt securities are unsecured general obligations. Senior debt securities rank above all subordinated debt and equal to all other debt outstanding on the date of the prospectus supplement. Subordinated debt securities rank in right of payment below all other debt outstanding at or after the time issued, unless the other debt provides that it is not senior to the subordinated debt. As used in this prospectus, “debt securities” means the debentures, notes, bonds and other evidences of indebtedness that we issue. The prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities.

      When we issue debt securities, we will enter into an indenture with a trustee. The indenture is the legal document which specifies the terms and conditions of the debt securities and the obligations of the trustee to persons who hold the debt securities. We may issue the senior debt securities and the subordinated debt securities under separate indentures between us, as issuer, and the trustee or trustees identified in the prospectus supplement. A copy of the form of each type of indenture has been or will be filed or incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

      The following summaries of the debt securities and the indentures are not complete. We urge you to read the indentures and the description of the debt securities included in the prospectus supplement.

General

      We may issue debt securities in separate series. We may specify a maximum aggregate principal amount for the debt securities of any series. The debt securities will have terms that are consistent with the indentures. Unless otherwise specified in the applicable prospectus supplement, senior debt securities will be unsecured and unsubordinated obligations of ours and will rank equal with all our other unsecured and unsubordinated debt. Subordinated debt securities will be paid only if all payments due under our senior debt, including any outstanding senior debt securities, have been made.

      The indentures might not limit the amount of other debt that we may incur and might not contain a financial or similar restrictive covenant. The indentures might not contain any provisions to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

      Because we are a holding company that conducts our operations through our subsidiaries, holders of debt securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, beneficiaries under title insurance policies, and guarantee holders. As of December 31, 2000, our subsidiaries had approximately $129.4 million of outstanding debt. Moreover, our ability to pay principal and interest on the debt securities is, to a large extent, dependent upon our receiving dividends, interest or other amounts from our subsidiaries. Certain of our principal operating subsidiaries are subject to insurance regulations that require minimum amounts of statutory surplus, which may restrict the amount of funds which are available to us from such subsidiaries, or require prior approval from the regulatory agency before those subsidiaries can pay us any extraordinary dividends.

Terms of Debt Securities

      A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the debt securities;

•	any limit on the total principal amount of the debt securities or the series of which they are a part;

•	the price at which the debt securities will be issued;

•	the date or dates on which the principal of, and premium, if any, on the debt securities will be payable;

•	the maturity date of the debt securities;

•	whether the debt securities will bear interest, the interest rate on the debt securities, the date from which interest will accrue, the record and interest payment dates for the debt securities, the first interest payment date, and any circumstances under which we may defer interest payments;

•	the terms and conditions upon which the debt securities will be convertible into, or exchangeable for, common stock or other securities, including the initial conversion price or exchange rate and any adjustments thereto;

•	the subordination terms applicable to the debt securities;

•	any optional redemption provisions that would permit us or the holders of debt securities to elect redemption or repayment of the debt securities prior to their final maturity including upon a change of control of Fidelity or other extraordinary event;

•	the currency or currencies in which the debt securities will be denominated and payable, if other than U.S. dollars;

•	any provisions that would permit us or the holders of the debt securities to elect the currency or currencies in which the debt securities are paid;

•	whether the provisions described under the heading “Defeasance” below apply to the debt securities;

•	any changes to or additional events of default or covenants;

•	whether the debt securities will be issued in whole or in part in the form of global securities and, if so, the depositary for those global securities;

•	any special tax implications of the debt securities; and

•	any other terms of the debt securities.

Payment; Transfer

      In the applicable prospectus supplement, we will designate a place of payment where you can receive payment of the principal of and any premium and interest on the debt securities or transfer the debt securities. Even though we will designate a place of payment, we may elect to pay any interest on the debt securities by mailing a check to the person listed as the owner of the debt securities in the security register or by wire transfer to an account designated by that person in writing not less than ten days before the date of the interest payment. There will be no service charge for any registration of transfer or exchange of the debt securities, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the debt securities.

Denominations

      Unless the prospectus supplement states otherwise, the debt securities will be issued only in registered form, without coupons, in denominations of $1,000 each or multiples of $1,000.

Original Issue Discount

      Debt securities may be issued under the indenture as original issue discount securities and sold at a substantial discount below their stated principal amount. If a debt security is an “original issue discount security,” that means that an amount less than the principal amount of the debt security will be due and payable upon a declaration of acceleration of the maturity of the debt security pursuant to the indenture. The applicable prospectus supplement will describe the federal income tax consequences and other special factors which should be considered prior to purchasing any original issue discount securities.

Conversion and Exchange Rights

      The applicable prospectus supplement relating to a series of debt securities will describe the terms on which those debt securities are convertible into, or exchangeable for, shares of common stock or other securities.

      The applicable prospectus supplement will also describe how the number of shares of common stock or other securities or property to be received upon conversion or exchange would be calculated, the date before any day fixed for redemption of the debt securities at which the conversion or exchange rights will expire, and the events or circumstances which will result in adjustments to the conversion or exchange price, and, as applicable, the formulae for determining the adjusted conversion or exchange price. Events which may result in an adjustment include:

•	stock dividends, stock splits and similar changes to our common stock;

•	other distributions of debt as assets to holders of common stock;

•	extraordinary cash dividends on our common stock;

•	reclassifications of our common stock; and

•	mergers, consolidations or sales of substantially all of our assets in which holders of common stock are entitled to receive stock, other securities, or other property or assets.

      The conversion or exchange price may also be subject to reduction, at our option, in certain circumstances to be described in the applicable prospectus supplement.

Subordination

      Unless the prospectus supplement indicates otherwise, the following provisions will apply to the subordinated debt securities. The indebtedness underlying the subordinated debt securities will be payable only if all payments due under senior indebtedness, including any outstanding senior debt securities, have been made. If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of an event of default, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration.

      We may not make any payment on the subordinated debt securities if a default in the payment of the principal, premium, if any, interest or other obligations, including a default under any repurchase or redemption obligation, in respect of designated senior indebtedness occurs and continues beyond any applicable grace period. We may not make any payment on the subordinated debt securities if any other default occurs and continues with respect to designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a notice of such default from us, a holder of such designated senior indebtedness or other person permitted to give such notice. We may not resume payments on the subordinated debt securities until the defaults are cured or certain periods pass.

      If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors.

      The term “designated senior indebtedness” means our obligations under any particular senior indebtedness in which the debt instrument expressly provides that the senior indebtedness will be designated senior indebtedness with respect to the subordinated debt securities.

      The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.

Consolidation, Merger or Sale

      The indentures generally permit a consolidation or merger between us and another corporation. They also permit the sale or transfer by us of all or substantially all of our property and assets and the purchase by us of all or substantially all of the property and assets of another corporation. These transactions are permitted if:

•	the resulting or acquiring corporation (if other than us) assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the covenants in the indenture; and

•	immediately after the transaction, no event of default exists.

We are not required by the indenture to comply with those provisions if we sell all of our property and assets to another corporation if, immediately after the sale, that corporation is a subsidiary in which we own all of the capital stock.

      If we consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the indenture, the resulting or acquiring corporation will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, such successor corporation may exercise our rights and powers under the indenture, in our name or in its own name, and we will be released from all our liabilities and obligations under the indenture and under the debt securities.

Modification and Waiver

      Under the indentures, certain of our rights and obligations and certain of the rights of holders of the debt securities may be modified or amended with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series of debt securities affected by the modification or amendment. The following modifications and amendments will not be effective against any holder without its consent:

•	a change in the stated maturity date of any payment of principal or interest;

•	a reduction in certain payments due on the debt securities;

•	a change that adversely affects the rights of the holders of the debt securities to convert them into common stock;

•	a change in the place of payment or currency in which any payment on the debt securities is payable;

•	a limitation of a holder’s right to sue us for the enforcement of certain payments due on the debt securities;

•	a reduction in the percentage of outstanding debt securities required to consent to a modification or amendment of the indenture;

•	a limitation of a holder’s right, if any, to repayment of debt securities at such holder’s option; and

•	a modification of any of the foregoing requirements or a reduction in the percentage of outstanding debt securities required to waive compliance with certain provisions of the indenture or to waive certain defaults under the indenture.

      Under the indenture, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series of debt securities may, on behalf of all holders of that series:

•	waive compliance by us with certain restrictive covenants of the indenture; and

•	waive any past default under the indenture, except: a default in the payment of the principal of, or any premium or interest on, any debt securities of that series, or a default under any provision of the indenture which itself cannot be modified or amended without the consent of the holders of each outstanding debt security of that series.

Events of Default

      An “event of default,” when used in an indenture with respect to any series of debt securities, means any of the following:

•	failure to pay interest on any debt security of that series for a specified number of days after the payment is due;

•	failure to pay the principal of, or any premium on, any debt security of that series when due;

•	failure to perform any other covenant in the indenture that applies to debt securities of that series for a specified number of days after we have received written notice of the failure to perform in the manner specified in the indenture;

•	certain events in bankruptcy, insolvency or reorganization; or

•	any other event of default that may be specified in the prospectus supplement.

      If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If such a declaration occurs, the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series can, subject to certain conditions, rescind the declaration.

      The prospectus supplement relating to each series of debt securities which are original issue discount securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of such series when an event of default occurs and continues.

      An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. The indenture requires us to file an officers’ certificate with the trustee each year that states that certain defaults do not exist under the terms of the indenture. The trustee may withhold notice to the holders of debt securities of any default, except defaults in the payment of principal, premium, interest or any sinking fund installment, if it considers such withholding of notice to be in the best interests of the holders.

      Other than its duties in the case of a default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnification. If reasonable indemnification is provided, then, subject to certain other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series may, with respect to the debt securities of that series, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee.

Defeasance

      At the time that we establish a series of debt securities under the indenture, we can provide that the debt securities of that series are subject to the defeasance and discharge provisions of the indenture. A defeasance provision enables us to terminate our obligation to pay the debt securities if we provide for payment through another source. In particular, these provisions would release us from our obligations to make payments on the debt securities of that series and to comply with the other covenants if we deposit with the trustee, in trust, sufficient money or government obligations to pay the principal, interest, any premium and any other sums due on the debt securities of that series on the dates such payments are due under the indenture and the terms of the debt securities. As used above, “government obligations” mean:

•	securities of the same government which issued the currency in which the series of debt securities are denominated and in which interest is payable; or

•	securities of government agencies backed by the full faith and credit of such government.

      In the event that we deposit funds in trust and discharge our obligations under a series of debt securities as described above, then:

•	the indenture will no longer apply to the debt securities of that series (except for certain obligations to compensate, reimburse and indemnify the trustee, to register the transfer and exchange of debt securities, to convert debt securities into common stock, to replace lost, stolen or mutilated debt securities and to maintain paying agencies and the trust funds); and

•	holders of debt securities of that series can only look to the trust fund for payment of principal, any premium and interest on the debt securities of that series.

      Under federal income tax law, such deposit and discharge may be treated as an exchange of the related debt securities for an interest in the trust mentioned above. No such defeasance shall be permitted unless prior thereto, the trustee shall have received an opinion of counsel to the effect that such action will not have any federal income tax consequences to the holders.

DESCRIPTION OF PREFERRED STOCK

       We may issue preferred stock either separately, or together with, or upon the conversion of or in exchange for, other securities. A prospectus supplement will describe the specific terms of the series of the preferred stock offered through that prospectus supplement and any general terms outlined in this section that will not apply to those shares of preferred stock.

      We have summarized certain terms and provisions of the preferred stock in this section. The summary is not complete. We have also filed or incorporated by reference our Restated Certificate of Incorporation and the form of Certificate of Designation, Preferences and Rights of Preferred Stock as exhibits to the registration statement. You should read our Restated Certificate of Incorporation and the Certificate of Designation relating to the applicable series of the preferred stock for additional information before you buy any preferred stock.

      We may elect to offer depositary shares representing a fractional interest in shares of preferred stock deposited with a depositary. For information about the depositary shares, please see “Description of Depositary Shares” below.

General

      Pursuant to our Restated Certificate of Incorporation, our Board of Directors has the authority, without further stockholder action, to issue a maximum of 3,000,000 shares of preferred stock. As of December 31, 2000, no shares of preferred stock were issued or outstanding or reserved for issuance. The Board of Directors has the authority to determine or fix the following terms with respect to shares of any series of preferred stock:

•	the number of shares and designation or title of the shares;

•	dividend rights;

•	whether and upon what terms the shares will be redeemable;

•	the rights of the holders upon our dissolution or upon the distribution of our assets;

•	whether and upon what terms the shares will have a purchase, retirement or sinking fund;

•	the terms and conditions upon which the shares will be convertible into common stock or other securities, including the initial conversion rate and any adjustments to the conversion rate;

•	the voting rights, if any, which will apply; and

•	any other preferences, rights, limitations or restrictions of the series.

      If we purchase, redeem or convert shares of preferred stock, we will retire and cancel them and restore them to the status of authorized but unissued shares of preferred stock. Such shares will not be part of any particular series of preferred stock and may be reissued by us.

      The preferred stock will have the dividend, liquidation, redemption, voting and conversion rights described in this section unless the applicable prospectus supplement provides otherwise. You should read the prospectus supplement relating to the particular series of the preferred stock for specific terms, including:

•	the title and liquidation preference of the preferred stock and the number of shares offered;

•	the initial public offering price at which we will issue the preferred stock;

•	the dividend rate or rates, the method of calculation, the dividend periods, the dates on which dividends will be payable and whether the dividends will be cumulative or noncumulative and, if cumulative, the dates from which the dividends will start to cumulate;

•	any redemption or sinking fund provisions;

•	the conversion provisions;

•	whether we have elected to offer depositary shares as described under “Description of Depositary Shares” below; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

      When we issue shares of preferred stock, they will be fully paid and nonassessable. Shares of preferred stock are fully paid and nonassessable if the full purchase price for the outstanding preferred stock will have been paid and the holders of such shares of preferred stock will not be assessed any additional monies for such preferred stock. Unless the applicable prospectus supplement specifies otherwise:

•	each series of the preferred stock will rank equally in all respects with the outstanding shares of each other series of the preferred stock; and

•	the preferred stock will have no preemptive rights to subscribe for any additional securities which we may issue in the future.

Dividends

      The holders of the preferred stock of each series will be entitled to receive cash dividends, if declared by our Board of Directors or its duly authorized committee, out of our assets that we can legally use to pay dividends. The prospectus supplement relating to a particular series of preferred stock will set forth the dividend rates and dates on which dividends will be payable. The rates may be fixed or variable, or both. If the dividend rate is variable, the applicable prospectus supplement will describe the formula used for determining the dividend rate for each dividend period. We will pay dividends to the holders of record as they appear on our stock books on the record dates fixed by our Board of Directors or its duly authorized committee.

      The applicable prospectus supplement will also state whether the dividends on any series of the preferred stock are cumulative or noncumulative. If our Board of Directors does not declare a dividend payable on a dividend payment date on any noncumulative series of preferred stock, then the holders of that series will not be entitled to receive a dividend for that dividend period and we will not be obligated to pay the dividend for that dividend period even if the Board declares a dividend on that series payable in the future.

Redemption

      A series of the preferred stock may be redeemable, in whole or in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, as described in the applicable prospectus supplement. Redeemed preferred stock will become authorized but unissued shares of preferred stock that we may issue in the future.

      If a series of the preferred stock is subject to mandatory redemption, the applicable prospectus supplement will specify the number of shares that we will redeem each year and the redemption price. If shares of preferred stock are redeemed, we will pay all accrued and unpaid dividends on those shares of preferred stock up to, but excluding, the redemption date. The prospectus supplement will also specify whether the redemption price will be paid in cash or other property. If (1) we are only permitted to pay the redemption price for a series of preferred stock from the proceeds of a capital stock issuance and (2) the proceeds from the issuance are insufficient or no such issuance has occurred, then the terms of that series may provide that the preferred stock will automatically and mandatorily be converted into such capital stock.

      If fewer than all of the outstanding shares of any series of the preferred stock are to be redeemed, our Board of Directors will determine the number of shares to be redeemed. We will redeem the shares pro rata from the holders of record in proportion to the number of shares held by them, with adjustments to avoid redemption of fractional shares.

      Even though the terms of a series of preferred stock may permit redemption of shares of preferred stock in whole or in part, if any dividends, including accumulated dividends, on that series are past due:

•	we will not redeem any preferred stock of that series unless we simultaneously redeem all outstanding shares of preferred stock of that series; and

•	we will not purchase or otherwise acquire any preferred stock of that series.

      The prohibition discussed in the prior sentence will not prohibit us from purchasing or acquiring preferred stock of that series pursuant to a purchase or exchange offer if we make the offer on the same terms to all holders of that series.

      Unless the applicable prospectus supplement specifies otherwise, we will give notice of a redemption by mailing a notice to each record holder of the shares to be redeemed, between 30 to 60 days prior to the date fixed for redemption. If we issue depositary shares representing interests in preferred shares, we will give the notice to the depositary between 40 to 70 days prior to the date fixed for redemption. We will mail the notices to the holders’ addresses as they appear on our stock records. Each notice will state:

•	the redemption date;

•	the number of shares and the series of the preferred stock to be redeemed;

•	the redemption price;

•	the place or places where holders can surrender the certificates for the preferred stock for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

•	the date when the holders’ conversion rights, if any, will terminate.

      If we redeem fewer than all shares of any series of the preferred stock held by any holder, we will also specify the number of shares to be redeemed from the holder in the notice.

      If we have given notice of the redemption and have provided the funds for the payment of the redemption price, then beginning on the redemption date:

•	the dividends on the preferred stock called for redemption will no longer accrue;

•	such shares will no longer be considered outstanding; and

•	the holders will no longer have any rights as stockholders except to receive the redemption price.

      When the holder properly surrenders the redeemed shares, the redemption price will be paid out of the funds provided by us. If we redeem fewer than all of the shares represented by any certificate, we will issue a new certificate representing the unredeemed shares without cost to the holder.

      In the event that a redemption described above is deemed to be a “tender offer” within the meaning of Rule 14e-1 under the Securities Exchange Act of 1934, we will comply with all applicable provisions of such act.

Conversion

      The applicable prospectus supplement relating to a series of convertible preferred stock will describe the terms on which shares of that series are convertible into shares of common stock or other securities, which may include a different series of preferred stock. The applicable prospectus supplement will also specify the price at which the shares of preferred stock are convertible, the date before any day fixed for redemption of the preferred stock at which the conversion rights will expire, and the events or circumstances which will result in adjustments to the conversion price, and, as applicable, the formulae for determining the adjusted conversion price. Events which may result in a conversion price adjustment include:

•	stock dividends, stock splits and similar changes to our common stock;

•	other distributions of debt as assets to holders of common stock;

•	extraordinary cash dividends on the common stock;

•	reclassifications of the common stock; and

•	mergers, consolidations or sales of substantially all of our assets in which holders of common stock are entitled to receive stock, other securities, or other property or assets.

      The conversion price may also be subject to reduction, at our option, in certain circumstances to be described in the applicable prospectus supplement.

Rights Upon Liquidation

      Unless the applicable prospectus supplement states otherwise, if we voluntarily or involuntarily liquidate, dissolve or wind up our business, the holders of shares of each series of the preferred stock will be entitled to receive:

•	liquidation distributions in the amount stated in the applicable prospectus supplement; and

•	all accrued and unpaid dividends, whether or not earned or declared.

      We will pay these amounts to the holders of shares of each series of the preferred stock, and all amounts owing on any preferred stock ranking equally with such series of preferred stock as to distributions upon liquidation, out of our assets available for distribution to stockholders before any distribution is made to holders of any securities ranking junior to the series of preferred stock upon liquidation.

      The sale of all or substantially all of our property and assets, our merger into or consolidation with any other corporation or the merger of any other corporation into us will not be considered a dissolution, liquidation or winding up of our business.

      If (1) we voluntarily or involuntarily liquidate, dissolve or wind up our business and (2) the assets available for distribution to the holders of the preferred stock of any series and any other shares of our stock ranking equal with such series as to any such distribution are insufficient to pay all amounts to which the holders are entitled, then we will only make pro rata distributions to the holders of all shares ranking equal as to distributions upon dissolution, liquidation or winding up of our business. In other words, the distributions we pay to the holders of all shares ranking equal as to distributions upon dissolution, liquidation or winding up of our business will bear the same relationship to each other that the full distributable amounts for which such holders are respectively entitled upon such dissolution, liquidation or winding up of our business bear to each other.

      After we pay the full amount of the liquidation distribution to which the holders of a series of the preferred stock are entitled, such holders will have no right or claim to any of our remaining assets.

Voting Rights

      Except as described in this section or in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of the preferred stock will not be entitled to vote. If the holders of a series of preferred stock are entitled to vote and the applicable prospectus supplement does not state otherwise, then each share of preferred stock will be entitled to one vote.

      As more fully described under “Description of Depositary Shares” below, if we elect to provide for the issuance of depositary shares representing fractional interests in shares of preferred stock, the holders of each depositary share will be entitled to a fraction of a vote.

      For any series of preferred stock having one vote per share, the voting power of the series, on matters on which holders of such series and holders of any other series of preferred stock are entitled to vote as a single class, will solely depend on the total number of shares in such series.

      Unless we receive the consent of the holders of an outstanding series of preferred stock and the outstanding shares of all other series of preferred stock which (1) rank equal with such series either as to dividends or the distribution of assets upon liquidation, dissolution or winding up of our business and (2) have voting rights that are exercisable and that are similar to those of such series, we will not:

•	authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking senior to such outstanding preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of our business; or

•	amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of our Restated Certificate of Incorporation or of the resolutions contained in a Certificate of Designation creating such series of the preferred stock so as to materially and adversely affect any right, preference, privilege or voting power of such outstanding preferred stock.

      This consent must be given by the holders of at least two-thirds of all such outstanding preferred stock described in the preceding sentence, voting together as a single class. We will not be required to obtain this consent with respect to the actions listed in the second bullet point above, however, if we only (1) increase the amount of the authorized preferred stock, (2) create and issue another series of preferred stock, or (3) increase the amount of authorized shares of any series of preferred stock, if such preferred stock in each case ranks equal with or junior to the preferred stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of our business.

DESCRIPTION OF DEPOSITARY SHARES

       We may issue depositary shares representing a fractional interest in shares of preferred stock. The prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

      We have summarized certain terms and provisions of the deposit agreement, the depositary shares and the depositary receipts in this section. The summary is not complete. We have also filed or incorporated by reference the form of deposit agreement, including the form of depositary receipt, as an exhibit to the registration statement. You should read the forms of deposit agreement and depositary receipt relating to a series of preferred stock for additional information before you buy any depositary shares that represent preferred stock of such series.

General

      We may offer fractional interests in preferred stock, rather than full shares of preferred stock. If we do, we will provide for the issuance by a depositary to the public of receipts for depositary shares, each of which will represent a fractional interest in a share of a particular series of preferred stock. The fractional interest to be issued will be specified in the applicable prospectus supplement.

      The stock of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million acting as a depositary. We will name the depositary in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the preferred stock underlying such depositary shares. Those rights include any dividend, voting, redemption, conversion and liquidation rights.

      The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in shares of the related series of preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts although not in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

      If you surrender depositary receipts at the principal office of the depositary, you will be entitled to receive at such office the number of shares of preferred stock and any money or other property represented by such depositary shares. We will not issue partial shares of preferred stock. If you deliver depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue you a new depositary receipt evidencing such excess number of depositary shares at the same time that the shares of preferred stock are withdrawn. Holders of preferred stock received in exchange for depositary shares will no longer be entitled to deposit such shares under the deposit agreement or to receive depositary shares in exchange for such preferred stock.

Dividends and Other Distributions

      The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares representing the preferred stock in proportion to the number of depositary shares owned by the holders on the relevant record date. The depositary will distribute only the amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The balance not distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

      If there is a distribution other than in cash, the depositary will distribute property to the holders of depositary shares, unless the depositary determines that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of depositary shares.

      The deposit agreement will also contain provisions relating to how any subscription or similar rights offered by us to holders of the preferred stock will be made available to the holders of depositary shares.

Conversion and Exchange

      If any series of preferred stock underlying the depositary shares is subject to conversion or exchange, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert or exchange the depositary shares.

Redemption of Depositary Shares

      If the series of the preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the redemption proceeds, in whole or in part, of such series of the preferred stock held by the depositary. We will give notice of a redemption to the depositary between 40 to 70 days prior to the date fixed for redemption. Unless the applicable prospectus supplement specifies otherwise, the depositary will mail notice of redemption between 30 to 60 days prior to the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary’s records. The redemption price per depositary share will bear the same relationship to the redemption price per share of preferred stock that the depositary share bears to the underlying preferred share. Whenever we redeem preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

      After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon such redemption. Such payments will be made when holders surrender their depositary receipts to the depositary.

Voting the Preferred Stock

      Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail information about the meeting contained in the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of such depositary shares on the record date will be entitled to instruct the depositary as to how the preferred stock underlying the holder’s depositary shares should be voted.

      The depositary will try, if practical, to vote the number of preferred stock underlying the depositary shares according to the instructions received. We will agree to take all action requested by and deemed necessary by the depositary in order to enable the depositary to vote the preferred stock in that manner. The depositary will not vote any preferred stock for which it does not receive specific instructions from the holders of the depositary shares relating to such preferred stock.

Taxation

      Owners of depositary shares will be treated for federal income tax purposes as if they were owners of the shares of preferred stock represented by the depositary shares. Accordingly, for federal income tax purposes they will have the income and deductions to which they would be entitled if they were holders of the preferred stock. In addition:

•	no gain or loss will be recognized for federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares as provided in the deposit agreement;

•	the tax basis of each share of preferred stock to an exchanging owner of depositary shares will, upon the exchange, be the same as the aggregate tax basis of the depositary shares exchanged for such preferred stock; and

•	the holding period for the preferred stock, in the hands of an exchanging owner of depositary shares who held the depositary shares as a capital asset at the time of the exchange, will include the period that the owner held such depositary shares.

Amendment and Termination of the Deposit Agreement

      The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between us and the depositary at any time. However, any amendment that materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless approved by the record holders of at least a majority of the depositary shares then outstanding. A deposit agreement may be terminated by us or the depositary only if:

•	all outstanding depositary shares relating to the deposit agreement have been redeemed; or

•	there has been a final distribution on the preferred stock of the relevant series in connection with our liquidation, dissolution or winding up of our business and the distribution has been distributed to the holders of the related depositary shares.

Charges of Depositary

      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the depositary for the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges that are stated to be their responsibility in the deposit agreement.

Miscellaneous

      We will forward to the holders of depositary shares all reports and communications that we must furnish to the holders of the preferred stock.

      Neither the depositary nor we will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Our obligations and the depositary’s obligations under the deposit agreement will be limited to performance in good faith of duties set forth in the deposit agreement. Neither the depositary nor we will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless satisfactory indemnity is furnished to us and/or the depositary. We and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering notice to us. We may also remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

DESCRIPTION OF COMMON STOCK

       We may issue shares of common stock. A prospectus supplement will describe the specific terms of the common stock offered through that prospectus supplement and any general terms outlined in this section that will not apply to that common stock.

      We have summarized certain terms and provisions of the common stock in this section. The summary is not complete. We have filed or incorporated by reference our Restated Certificate of Incorporation and our bylaws as exhibits to the registration statement. You should read our Restated Certificate of Incorporation and our bylaws for additional information before you buy any common stock.

General

      Stock Outstanding. As of April 1, 2001, our authorized common stock was 100,000,000 shares, of which 86,042,827 shares were issued and outstanding.

      Payment of Dividends. Holders of common stock may receive dividends when declared by our Board of Directors out of our funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. In certain cases, holders of common stock may not receive dividends until we have satisfied our obligations to any holders of outstanding preferred stock. Our ability to pay dividends may also be restricted by loan agreements, regulatory restrictions, or other transactions that we enter into from time to time.

      Voting Rights. Holders of common stock have the exclusive power to vote on all matters presented to our stockholders unless Delaware law or the certificate of designation for an outstanding series of preferred stock gives the holders of that preferred stock the right to vote on certain matters. Each holder of common stock is entitled to one vote per share. Holders of common stock have no cumulative voting rights for the election of directors. Without cumulative voting rights, a holder of a single share of our common stock cannot cast more than one vote for each position to be filled on our Board of Directors.

      Rights Upon Liquidation; No Preemptive or Preferred Rights. If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of common stock will receive pro rata, according to shares held by them, any remaining assets legally distributable to our stockholders after we have provided for any liquidation preference for outstanding shares of preferred stock. When we issue securities in the future, holders of common stock have no preemptive rights, as holders of common stock, to buy any portion of those issued securities. Holders of common stock have no preferences, conversion or exchange rights.

      Listed on NYSE; Transfer Agent. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “FNF.” Continental Stock Transfer and Trust Company serves as the transfer agent and registrar for the common stock.

      Fully Paid. The outstanding shares of common stock are fully paid and nonassessable. Any additional common stock that we may issue in the future pursuant to an offering under this prospectus or upon the conversion or exercise of other securities offered under this prospectus will also be fully paid and nonassessable.

Anti-Takeover Provisions

      Certain provisions of our Restated Certificate of Incorporation may make it less likely that our management would be changed or someone would acquire voting control of our company without our Board’s consent. These provisions may delay, deter or prevent tender offers or takeover attempts that stockholders may believe are in their best interests, including tender offers or attempts that might allow stockholders to receive premiums over the market price of their common stock.

      Fair Price Provision; Transactions With Interested Stockholders. Our Restated Certificate of Incorporation prohibits certain business combinations between us and interested stockholders, which include direct and indirect owners of 10% or more of our voting stock unless those transactions are approved by holders of at least two-thirds of our outstanding voting stock not owned by any interested stockholders, voting together as a single class. This two-thirds approval is in addition to any approval required by law. Business combinations requiring the two-thirds approval include the following transactions, among others:

•	any merger or consolidation with an interested stockholder or a corporation affiliated with an interested stockholder;

•	any sale, lease, pledge, exchange, mortgage or other transfer or disposition of our assets valued at 10% or more of the fair market value of our consolidated assets to an interested stockholder or person or entity affiliated with an interested stockholder, other than in the ordinary course of business;

•	the issuance, pledge or transfer by us of any of our securities, or the securities of one or more of our subsidiaries to an interested stockholder in exchange for consideration with a value of 10% or more of the fair market value of our consolidated assets, unless such person is acting as an underwriter for such securities;

•	any sale, lease, pledge, exchange, mortgage or other transfer or disposition of the assets of any interested stockholder or any person or entity affiliated with an interested stockholder with a value of 10% or more of the fair market value of our consolidated assets to us or one or more of our subsidiaries, other than in the ordinary course of business;

•	the adoption of any plan proposed by, or on behalf of, an interested stockholder or a person or entity affiliated with an interested stockholder to liquidate or dissolve our company; and

•	any transaction that increases the voting power or proportionate share of any class of our equity or convertible securities owned directly or indirectly by an interested stockholder or a person or entity affiliated with an interested stockholder.

      Stockholders do not need to approve a business combination under our Restated Certificate of Incorporation if two-thirds of the “continuing directors” approve the business combination. Continuing directors are those directors, other than the interested stockholder or any representative or affiliate of the interested stockholder, (1) who were members of the Board of Directors before the interested stockholder involved in the business combination became an interested stockholder or (2) whose election or nomination was approved by a majority of such directors.

      Stockholders also do not need to approve a business combination under our Restated Certificate of Incorporation that meets certain conditions specified in our Restated Certificate of Incorporation. These conditions include, among other things, the following:

•	the price received by each stockholder is at least as high as the highest price paid for our shares by the interested stockholder in becoming an interested stockholder in the two years before the business combination is announced, and also is at least as high as the higher of the fair market value of our shares when the interested stockholder became an interested stockholder or when the business combination was announced;

•	after the interested stockholder became an interested stockholder and prior to completion of the business combination, we have not failed to declare and pay any quarterly dividends, unless approved by two- thirds of the continuing directors;

•	the interested stockholder has not acquired any additional shares of our stock after becoming an interested stockholder;

•	after the interested stockholder became an interested stockholder, such person has not directly or indirectly received the benefit of any loans, advances, guarantees, pledges or other financial assistance provided by us; and

•	a proxy or information statement describing the proposed business combination is mailed to all holders of our stock at least 30 days before the business combination is completed.

Holders of at least two-thirds of our outstanding voting stock not owned by any interested stockholders, voting together as one class, must approve a proposal to amend or repeal, or adopt provisions inconsistent with the provisions of our Restated Certificate of Incorporation described above unless such proposal is approved by two-thirds of the continuing directors, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such a proposal.

      Preferred Stock May be Issued Without Stockholder Approval. Our Board of Directors can at any time, under our Restated Certificate of Incorporation and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without stockholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough voting shares necessary to take control.

      Classified Board of Directors. Members of our Board of Directors are divided into three classes and serve staggered three-year terms under our Restated Certificate of Incorporation. This means that only approximately one-third of our directors are elected at each annual meeting of stockholders and that it would take two years to replace a majority of the directors unless they are removed. Under our Restated Certificate of Incorporation, directors can be removed for cause from office during their terms only if holders of at least 50% of our outstanding voting stock, voting together as one class, approve the removal. Holders of at least 80% of our outstanding voting stock, voting together as one class, must approve any proposal to amend or repeal, or adopt any provisions inconsistent with, this provision of our Restated Certificate of Incorporation unless such proposal is approved by two-thirds of the members of our Board of Directors who are continuing directors according to our Restated Certificate of Incorporation, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such a proposal.

      Restriction on Stockholder Actions by Written Consent. Our Restated Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and not by any consent in writing. Our Restated Certificate of Incorporation and bylaws each provide that special meetings of the stockholders may only be called by the Board of Directors. Holders of at least 80% of our outstanding voting stock, voting together as one class, must approve any proposal to amend or repeal, or adopt any provision inconsistent with, these provisions of our Restated Certificate of Incorporation and bylaws, unless such proposal is approved by two-thirds of the members of our Board of Directors who are continuing directors according to our Restated Certificate of Incorporation, in which case holders of at least a majority of the outstanding voting stock entitled to vote may approve such proposal.

      Advance Notice Requirements for Director Nominations and Stockholder Proposals. Stockholders can nominate candidates for our Board of Directors. However, a stockholder must follow the advance notice procedures described in our bylaws. In general, a stockholder must submit a written notice of the nomination to our Corporate Secretary at least 90 days before a scheduled annual meeting of our stockholders or within 10 days after a stockholder receives notice of a special meeting. The notice must set forth such information about the stockholder making the nomination and the nominee as is specifically required in the bylaws.

      Stockholders can propose that business other than nominations to our Board of Directors be considered at an annual meeting of stockholders only if a stockholder follows the advance notice procedures described in our bylaws. In general, a stockholder must submit a written notice of the proposal and the stockholder’s interest in the proposal at least 60 and no more than 90 days before the date set for the annual meeting of our stockholders.

      Directors’ Ability to Amend Bylaws. Under our bylaws, our Board of Directors can adopt, amend or repeal the bylaws, subject to limitations under Delaware law and our Restated Certificate of Incorporation. Pursuant to our Restated Certificate of Incorporation, a majority of our Board of Directors may not amend or repeal bylaw provisions relating to:

•	the calling of special meetings of the stockholders;

•	actions by stockholders without a meeting;

•	agenda matters to be presented at stockholders’ meetings;

•	elections of directors; and

•	indemnification of officers and directors,

all of which may be amended or repealed only by the vote of at least 80% of all shares entitled to vote or by the vote of at least two-thirds of the members of our Board of Directors who are continuing directors according to our Restated Certificate of Incorporation.

      Our stockholders also have the power to change or repeal our bylaws.

      Additional Authorized Shares of Capital Stock. Additional shares of authorized common stock and preferred stock available for issuance under our Restated Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control of Fidelity.

PLAN OF DISTRIBUTION

       We may sell the securities offered pursuant to this prospectus through agents, through underwriters or dealers or directly to one or more purchasers. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

•	the name or names of the underwriter or underwriters, if any;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any underwriting discounts and other items which may be underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

      Underwriters, dealers and agents that participate in the distribution of the securities offered pursuant to this prospectus may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933. Any underwriters or agents will be identified and their compensation, including underwriting discount, will be described in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered securities may be listed.

      The distribution of the securities offered under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by certain institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those certain civil liabilities.

      When we issue the securities offered by this prospectus, except for shares of common stock, they may be new securities without an established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

      Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

       The validity of the securities offered by this prospectus and certain legal matters relating thereto will be passed upon for Fidelity National Financial, Inc. by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Any underwriters will be represented by their own legal counsel.

EXPERTS

       The Consolidated Financial Statements of Fidelity National Financial, Inc. as of December 31, 2000 and 1999, and for each of the years in the three year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

[GLOBAL WATERMARK]

$250,000,000

5.25% Notes due March 15, 2013

PROSPECTUS SUPPLEMENT

March 6, 2003

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

BEAR, STEARNS & CO. INC.